BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION TO ACQUIRE THE ASSETS,
LIABILITIES AND CONTRACTS OF FACTORING BANCOLOMBIA S.A.

Medellín, Colombia, September 3, 2014

Bancolombia S.A. (“Bancolombia”) announces that, pursuant to resolution N° 1464 issued on August 26, 2014, and notified today, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) authorized the transfer by Factoring Bancolombia S.A. of all its assets, liabilities and contracts to Bancolombia , its parent company.

The closing of this operation is expected to occur in October 2014.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837